Mail Stop 4561
								March 3, 2006

Mr. Mark K. Levenick
Interim Chief Executive Officer
Tidel Technologies Inc.
2900 Wilcrest Drive, Suite 205
Houston, TX 77042

	Re:    	Tidel Technologies, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed on February 3, 2006

Dear Mr. Levenick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the asset sale to affiliates constitutes the sale of
substantially all of the assets of the company.  We note further that
you expect to be a public shell with no operations and that among the
alternatives you are considering include "the dissolution of the Company and liquidation of its assets." Accordingly, we are of the view that the asset sale is the first step of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation. Please note that this term encompasses any series of events involving one or more transactions described in paragraph (a)(3)(i) of the rule
that has a reasonable likelihood of producing an effect described in
paragraph (a)(3)(ii)(B) of the rule.  Also note that the rule applies
to a transaction that independently may not constitute a Rule 13e-
3
transaction, but is effected "as a part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood of producing the requisite effects. Refer to Q&A no. 4 of
Exchange Act Release 34-17719. As a result, the issuer and affiliates engaging in the proposed transactions must file a Schedule
13E-3, including all exhibits and disseminate the information required by Rule 13e-3(e) to security holders. See Rule 13e-3(d). Alternatively, please provide us with your analysis stating as to why you believe the asset sale to affiliates does not constitute a step in a series of transactions having a reasonable likelihood of producing the effects of a going-private transaction.
2. Describe in relevant material detail the ongoing litigation involving Engineering and Corporate Safe Specialists, Inc. under an appropriate heading. Include in the discussion the date the proceedings were instituted, the status of the proceedings, a description of the factual basis alleged to underlie the proceedings and the relief sought. Also indicate that due to the litigation, the purchase price of the asset sale is $17.5 million less $100,000 as consideration for this potential liability. Finally, disclose that the buyer will assume the litigation subsequent to the asset sale.

Summary Term Sheet, page 1
3. The summary term sheet requires significant revision. Please revise the summary term sheet so that it begins by telling shareholders about the most material terms of the transaction such as the economic terms of the transaction including the cash purchase price of $17.5 million, reasons for entering into the transaction, the effects of the asset sale, the role of, and amounts payable to,
Laurus Master Fund, Ltd., the net proceeds to the company after taking into account amounts required to be paid to Laurus and transaction fees, and what shareholders will receive as a result of the transaction. We note, for example, that the purchase price is not disclosed until page 15 of the proxy statement. We note further that Laurus may also provide debt financing to the purchaser to fund
the asset sale.  These material terms should be discussed
prominently
in the summary term sheet.
4. In addition, the summary term sheet should not merely repeat information provided in the notice to shareholders or in the questions and answers section. As an example, please revise the Special Meeting information on page 2, which is repetitive of the information in the Notice to Stockholders. Similarly, revise repetitive disclosure relating to the required vote on pages 2 and 5 of the summary term sheet, the voting agreement on pages 3 and 8, and elsewhere as appropriate.
5. Please provide a separate summary paragraph in the summary section to highlight the primary reasons for the sale of the electronic cash security systems business.

Parties to the Asset Sale, page 1
6. Please revise the disclosure to briefly summarize the information on page 1 about the parties. The principal executive offices of each entity listed do not constitute material information that requires disclosure in the summary term sheet. Note that the summary section should not be used to recite all of the information contained in the disclosure document. In this regard we note identical disclosure about the parties is provided on page 18. See instructions to Item
1001 of Regulation M-A.
7. Please disclose here the relationship between Mr. Galgano and Stifel, who has acted as financial advisor in connection with the strategic alternatives for the Cash Security business.

Required Vote, page 2
8. Where you discuss the voting agreement entered into by Laurus under the subheading "required vote," please separately identify that
Laurus controls 49.8% of the common stock of Tidel Technologies, Inc.
9. In addition, please expand the discussion in this section regarding Laurus to disclose all material information relating to Laurus. In particular, please disclose the following:

- That as of December 31, 2005, Laurus only held 1.251 million shares of common stock of Tidel, representing only 6.1% of the outstanding stock of the company.
- That in connection with the Cash Security Business Sale and Cash Security Asset Purchase Agreement and pursuant to the terms of the Exercise and Conversion Agreement entered into with Laurus on January
12, 2006, Laurus converted $5.4 million in aggregate principal amount of convertible Tidel debt it holds into 18 million shares of common stock.
- That the terms of the notes held by Laurus originally prohibited Laurus from converting the notes in an amount that would cause Laurus to hold in excess of 4.99% of the outstanding shares of common stock of the company, and that this provision apparently had been waived in connection with the Cash Security Business Sale and Exercise and Conversion Agreement.
- That the conversion rate for the $5.4 million convertible note was
$0.30 per share, which is slightly lower than the $0.33 per share price of the company`s common stock at around the time of the conversion.
- That Laurus holds convertible notes valued in excess of $9.75 million, but agreed only to convert $5.4 million.
- That following Laurus` conversion of such $5.4 million in debt on
January 12, 2006 into 18 million shares, Laurus held shares representing approximately 49.8% of the company`s common stock.
- That the record date with respect to the vote regarding the Cash Security Business Sale was set for the following date, January 13, 2006.
- That you have agreed to repurchase from Laurus, upon the closing of the Cash Security Business Sale, all shares of common stock of the company that is held by Laurus at a per share price not less than $.20 per share nor greater than $.34 per share.
- That, in addition, if the Cash Security Business Sale does not occur by March 31, 2006, you have agreed to immediately redeem from
Laurus the 18 million shares of common stock issued to Laurus in connection with the Cash Security Asset Purchase Agreement and Laurus` conversion of your debt at a redemption price of $5.4 million.
10. As such, it appears that the above transactions were conducted so that Laurus would be a shareholder with respect to the 18 million shares only long enough to vote its shares for the Cash Security Business Sale, but would not incur any risks associated with being a shareholder, since the company has agreed to repurchase these shares from Laurus, whether or not the Cash Security Business Sale is consummated, at a price not directly related to the consideration contemplated in the Cash Security Business Sale. It also appears that these transactions, in conjunction with the voting agreement, were conducted so as to ensure that Laurus and the company`s officers and directors would hold a majority of the shares of common stock of the company outstanding and would vote in favor of the Cash Security
Business Sale. Thus, the result of these transactions is that unaffiliated shareholders, who hold less than a majority of the shares in the aggregate as of the record date, would not have the opportunity to affect the approval of the Cash Security Business Sale, in the event they objected. Please revise accordingly. Disclose that Laurus will not be treated like other unaffiliated shareholders, because the company has agreed to buy back any shares held by Laurus at a set price, but has no current plans to buy back any shares held by the unaffiliated shareholders.
11. If there were any other reasons for entering into the transactions with Laurus outlined in the comment above in connection with the Cash Security Business Sale, please explain them here. Provide us with an analysis as to how the officers and directors of
Tidel satisfied their fiduciary duties with respect to the company`s shareholders, other than Laurus, in entering into agreements that allowed Laurus and the officers and directors to own a majority of the outstanding shares of Tidel only long enough to approve the sale of the Cash Security Business, effectively approving the transaction without input from the unaffiliated shareholders.
12. In addition, please disclose that in connection with the sale of your ATM business to NCR Easypoint on January 3, 2006, $8.2 million of the $10.4 million purchase price was paid to Laurus into a collateral account to be held by Laurus as collateral for the satisfaction of all monetary obligations payable to Laurus. Disclose whether or not these amounts were released from the collateral account when Laurus converted $5.4 million of convertible notes into the 18 million shares of common stock of the company.
13. We note that the record date is set at January 13, 2006. We also note that Section 213 of the DGCL states that the record date shall not be more than 60 nor less than 10 days before the date of the meeting of stockholders. As this 60-day period is nearing expiration, please advise us of your intentions with respect to the record date if the 60 days lapses. Please tell us whether you may revise the terms of the Exercise and Conversion Agreement to change the March 31, 2006 redemption date so that Laurus will remain a shareholder with respect to the 18 million shares as of any new record date set.

Effects of the Asset Sale, page 4
14. Expand the disclosure to briefly explain the fees payable to Laurus under the terms of the November 2004 asset sale and their relationship to the proposed asset sale.
15. Please include a separate paragraph summarizing the aggregate amounts payable to Laurus Master Fund, Ltd., including the fee payable to Laurus under the terms of the November 2004 NCR asset sale and the January 2006 stock redemption agreement and include a cross-reference to the section to Special Factors where these agreements are discussed in greater detail. It appears that the company could owe Laurus an amount ranging from about $14.8 to $24.5 million based on the total amounts payable to Laurus of $9 to $11 million in fees payable as a result of the sale of the ATM division, $3.8 to $6.5 million under the redemption agreement, $2 million reorganization fee, and $5.4 million under an exercise and conversion agreement, if the sale does not occur by March 31, 2006. What payment plans does the company have in place if the amount owed to Laurus exceeds the proceeds from the asset sale?

Recommendation of the Independent Committee and Board
Recommendation,
page 4
16. Revise to summarize the basis for the determination of the Independent Committee and of the Board that the asset sale and related transactions "are advisable and fair to and in the best interests of the Company and its unaffiliated stockholders."

Questions and Answers about the Special Meeting, page 9

Will any of the proceeds from the Asset Sale be distributed to me as a stockholder?
17. In your answer to this question, you indicate that you may, following payments made to Laurus, distribute "the remaining proceeds" to shareholders. Please revise this disclosure to specify the amounts to be paid to Laurus and to state what funds, if any, you expect will remain after such payments are made. In addition, specify under what circumstances you will distribute the remaining proceeds to shareholders.

Can I still sell my shares?
18. Expand your answer to briefly address the impact that the sale of substantially all of the company`s assets will have on a shareholder`s ability to sell their shares.
Special Factors, page 14
19. Please disclose on an aggregate basis the range of the repurchase amount payable under the redemption agreement.
20. Please revise to provide a clearer explanation of the "excess proceeds" payable to Laurus under the fee agreement. Where you first make reference to the percentage payable to Laurus, on page 14, please revise to clarify that the "applicable excess proceeds percentage" will be at least 55.87% of the total net proceeds to Tidel from the sale of both the ATM division and the asset sale.
21. Please revise the first paragraph on page 16 to provide a clearer description of how the purchase price will be determined under the stock redemption agreement. Please eliminate the use of subparagraphs and consider using bullet points to present the information in a readily understandable manner.
22. It appears that the ability of the purchasers to finance the transaction is based in part on acquisition financing to be provided by Laurus. Please provide a materially complete description of the terms of the acquisition financing agreement referenced on page 16 between Laurus and the purchasers. Disclose the fees Laurus will receive as a result of providing the debt financing to the management participants.
The Asset Purchase Agreement may expose Tidel to contingent liabilities, page 17
23. Please specify the contingent liabilities to which you refer in this paragraph and provide a materially complete description of each.
If you are referring to contingent liabilities are discussed in detail elsewhere in the proxy, you may include a cross-reference, as appropriate.

Background of the Asset Sale, page 19
24. Please explain in better detail the November 2004 refinancing with Laurus. What did Tidel receive as a result of the refinancing?
Disclose the reasons for the refinancing and the reason that Tidel agreed to the requirement that it accept an offer to buy all or substantially all of its assets, equity interests or other property.
Was there a timeframe pursuant to which Tidel was to have accepted such an offer? Please explain the relationship between this timeframe and the November 26, 2009 date regarding the reorganization fee payment to Laurus. Disclose the "specified financial criteria."
25. Disclose any prior relationship between Stifel on the one hand and Laurus or Tidel on the other hand.

26. Please revise the background discussion to discuss more specifically the economic terms of the transaction and the impact of the negotiation process.  For example, explain in better detail why,
after the management presentations in June and July 2005, only one of
the six interested parties was selected as a potential purchaser. Additionally, avoid generic descriptions of these negotiations such as the statement that "From November 3, 2005 to January 12, 2006, the
independent committee and Buyer continued to negotiate the terms of
the Asset Purchase Agreement" and instead describe the nature of the
matters discussed, if material.  Revise to provide meaningful context
to your references to "intensive negotiations regarding numerous points" and other vague references.
27. It appears that the proposal for a "management buyout" was initially made by Laurus. We also note your disclosure on page 20 that on September 6, 2005, Laurus indicated that it would "not support a transaction involving the financial sponsor potential purchaser and Laurus provided a non-binding term sheet to Messrs. Levenick and Landry outlining the terms on which Laurus would provide acquisition financing to the management participants."  Explain the
basis for Laurus` rejection of the potential purchaser. Further, explain how you are able to conclude that the transaction is more favorable "than any other alternative reasonably available to it" in light of Laurus` exercise of authority in accepting and rejecting offers.
28. If Laurus articulated any reasons why they would only support
a
management buyout by Mr. Levenick, Mr. Landry and Mr. Galgano, please
disclose them here. Disclose who among these three persons and Laurus initiated the discussion regarding a management buyout.
29. Explain why, subsequent to the August 26, 2005 communication, the
company apparently decided to reject the financial sponsor entity as
a potential purchaser, and deemed the management buyout team suggested by Laurus as the only viable potential purchaser. Briefly describe the other proposals received by the company, and compare these to the proposal by the management participants, so that stockholders can understand how the independent committee came to the conclusion that the management proposal was "superior."
30. Revise the proxy statement to delete all references to arm`s length negotiations as this term does not apply to negotiations between the company and its management.
Reasons for the Asset Sale, page 22
31. We note the last bullet point on page 22 that one of the factors
considered by the board that supported its decision to approve the asset sale was the support of Laurus. If you choose to retain this bullet point, clearly disclose that Laurus was a shareholder of
49.8%
of the common stock for approximately one day, and, pursuant to agreements with the company to redeem Laurus` stockholdings, will cease to be a shareholder and have any equity stake in Tidel after March 31, 2006.
32. Explain why the payment of "up to $400,000 in the aggregate following the Asset Sale" to the two independent committee members does not raise conflict of interest concerns that should be disclosed under an appropriate heading. It would appear that this information should be disclosed as well in the summary term sheet and where you first make reference to initiating such a committee in the background discussion.
33. In discussing the procedural safeguards you state that "the independent committee believed that the purchase price payable under the Asset Purchase Agreement was the highest price the Buyer was willing to pay in the Asset Sale." What is the basis for this statement? Revise the background discussion to clarify at what point and on what basis the independent committee made this determination.
34. In the discussion of the "procedural safeguards" considered by the board, discuss what consideration, if any, was given (a) to the series of transactions highlighted in our comments above in the "Required Vote" section with respect to Laurus` stockholdings and
(b)
to the fact that the transactions do not require the approval of a majority of the unaffiliated stockholders. If you choose to retain the second bullet point on page 25, disclose that notwithstanding that the unaffiliated stockholders have the right to vote on the Asset Purchase Agreement, in light of the voting agreement between Laurus and the officers and directors of the company, the unaffiliated stockholders will not have the ability to affect the consummation of the sale.
35. Please also disclose what consideration the board gave, if any, to the terms of the Exercise and Conversion Agreement that was entered into in connection with this sale. In particular, we note that the effect of the Exercise and Conversion Agreement is to accelerate the company`s payment of the obligations with respect to
$5.4 million of the convertible notes owed to Laurus to a date no later than March 31, 2006, when the original maturity date was November 24, 2006. We also note the decision to accelerate payment on the remaining outstanding debt to Laurus on January 13, 2006.

Opinion of Capitalink, page 26
36. Please eliminate the phrase from the second paragraph that the summary of the Capitalink opinion set forth in the proxy statement is
"qualified in its entirety" by reference to the full text of the opinion. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Similarly, it is inappropriate to disclose that the summary of the Asset Purchase Agreement starting on page 37 "does not purport to be complete and may not contain all of the information about the Asset Purchase Agreement that is important to you." Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your proxy material.
37. With respect to the Capitalink opinion, revise to provide additional detail on the steps of the valuation analyses. For example, in the discounted cash flow analysis, explain in better detail how Capitalink arrived at the discount rates using the weighted average cost of capital, quantify the cost of equity, explain why certain exit multiples were used, and describe specifically how each of these computations led to the indicated equity value range. In the comparable company analysis, disclose the number of comparable companies used and identify them. Tell us whether any additional companies fit within the criteria used in identifying the comparable companies but were not analyzed, and if so, why not. Explain why Capitalink took into account the "lack of public cost" of the Cash Security business, given that the Cash Security business represents substantially all the assets of Tidel, which is a public company. In the comparable asset sale analysis, identify the five transactions analyzed, and tell us whether any additional transactions fit within the criteria used in identifying the five transactions but were not analyzed, and if so, why not. With respect to each of the comparable company, comparable transaction and leveraged buyout analyses, explain in better detail how the different multiple ranges were used to calculate the indicated equity value range.
38. We note the disclosure that Capitalink does not beneficially own any interest in Tidel or Engineering and has not provided either company with any other services. Please disclose whether Capitalink has had any prior relationships with Messrs. Levenick, Landry or Galgano or with Laurus.

Purpose of the Asset Sale, page 34
39. We note your statement that "The purpose of the Asset Sale for Tidel is to enable it to immediately realize the value of its remaining business." Please explain this statement in greater detail. In your explanation, please address the fact that the Asset
Sale and related transactions would require the company to pay almost
(if not all) the purchase price to Laurus due to the increased fees to Laurus as a result of the timing of the sale and the requirement that the company redeem all shares of common stock held by Laurus. Quantify the amount of the proceeds of the Asset Sale that will be retained by Tidel taking into account all transaction costs, and compare this to the "value" of the Cash Security business being sold.
Compare the net proceeds from the Asset Sale with the projected earnings of Tidel, which we note were approximately $4.1 million in fiscal year 2005, with expected continued future increases in sales.

Related Party Transactions, page 47
40. Please explain why you chose to accelerate payment on the remaining outstanding debt to Laurus, thus incurring a $59,180 penalty.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at (202) 551-3457 or, in her absence, to Anne Nguyen at
(202) 551-3611. If you still require further assistance, please contact the undersigned at (202) 551-3735.

								Sincerely,



								Barbara C. Jacobs
      							Assistant Director


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Mr. Mark K. Levenick
Tidel Technologies Inc.
March 3, 2006
Page 1